Exhibit 99.1

RRSAT EXTENDS DISTRIBUTION OF WORD NETWORK TO AUSTRALIA,
NEW ZEALAND AND THE ARAB WORLD

The New Long Term Agreement Complements Distribution of Word Network to the Americas,
Europe and Asia Already Provided by RRsat

Airport City Business Park, Israel – May 23, 2013 – RRsat Global Communications Network Ltd.  (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today a long term agreement to enable Word Network, the largest African-American religious network in the US, to reach millions of viewers in Australia, New Zealand and the Arab world. The broadcast solution utilizes RRsat’s KU-band platforms on the Eutelsat 25C satellite and Optus D2 satellite. Under the agreement, RRsat will enable Word Network to reach cable headends and direct-to-home (DTH) viewers in Australia and New Zealand as well as DTH viewers throughout the Arab world.

The Eutelsat 25C satellite, located at the Badr position, reaches viewers throughout the Arab world, in the Middle East as well as North Africa (MENA). The RRsat platform on Optus D2 satellite provides coverage of Australia and New Zealand.  RRsat currently provides turnaround and uplink services for Word Network from its platforms on the Galaxy 19, Eutelsat Hot Bird 13A and Thaicom satellites.

Kevin Adell, Word Network Chief Executive Officer, said, “The Word Network is excited to be working with RRsat to extend our reach in these new territories and we are committed to bringing The Word Network to all corners of the globe and remaining the largest African American religious network in the world.”

“RRsat is pleased that Word Network has chosen to deepen its relationship with RRsat by selecting to extend their content distribution to millions of viewers in the Middle East and North Africa, and to Australia and New Zealand using the RRsat solutions,” said Lior Rival, Chief Commercial Officer of RRsat. “We look forward to working with Word Networks to help them reach the maximum number of viewers worldwide with high quality, affordable broadcasts.”

About The Word Network

The Word Network is the undisputed source for urban ministries and gospel music.  The non-profit network airs national and international ministries, gospel music, interview shows, religious conventions, special events and now produces a new show ‘Rejoice in the Word’ aired LIVE every Friday at 8:30 p.m. – 10:00 p.m. EST.  Based in Southfield, Michigan, The Word Network offers family-friendly programming that touches the heart and soul of African Americans in urban and rural markets.  The Word Network is available in 86 million homes in the United States through DirecTV, Comcast, AT&T U-verse, Time Warner Cable, Bright House, Cox, and a host of other cable operators and is available in over 200 countries around the world including 9 million homes in the United Kingdom through Sky TV and 4 million homes through Sky Italia in Italy. Visit the company's website http://www.thewordnetwork.org/

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to consummate the transaction in a timely manner, or at all, (ii) our ability to successfully integrate the acquired assets, (iii) the growth of our business in the United States and elsewhere,(iv) the growth of our OU business, (v), our ability to build a stronger local presence in the North American region (vi) our expectation to expand our client base and sell additional services to our existing client base, and (vii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com